UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: November 29, 2005

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CAMTEK WINS US$5.3 MILLION MULTIPLE ORDERS FOR FALCON

Orders from a leading global provider of advanced semiconductor solutions

MIGDAL HA’EMEK, Israel, November 28, 2005 – Camtek Ltd. (Nasdaq: CAMT) announced today that it has received orders worth a total of $5.3 million for a number of Falcon systems – Camtek’s inspection tool for the Semiconductor industry. The orders came from a leading provider of advanced semiconductor solutions, headquartered in the US with facilities worldwide. The systems, several of which are from the new Falcon 500PD line, will be used at the customer’s assembly and packaging lines in Singapore and the US for inspection of wafers up to 300mm in diameter after they have been diced.

Camtek expects to recognize revenues from these orders during the current quarter and the first quarter of 2006.

Rafi Amit, CEO of Camtek said: “This is the largest value of orders Camtek has ever received from a single customer within one quarter. We are very pleased with it, in particular because of the broad implementation of our systems across several plants. These orders also support our confidence in the strong quarterly growth of Falcon sales, in line with the guidance we issued last week.”

Tommy Weiss, VP of marketing and sales at Camtek USA said: “The customer is using our systems for post-dicing inspection as the most economical means of ensuring yield at the semiconductor packaging facility. Our systems are therefore defining the standard by which the customer controls yield at this stage in the process. The Falcon was selected mainly because of its consistently-high throughput, regardless of the die size, die position or orientation. Another contributing factor was the Falcon’s material handling that provided reliable automation.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny.green@gkir.com
mosheamit@camtek.co.il		ehud.helft@gkir.com

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